Room 4561
March 15, 2006

Mr. Richard E. Belluzo
Chief Executive Officer
Quantum Corporation
1650 Technology Drive
Suite 800
San Jose, California 95110

      Re:	Quantum Corporation
      Form 10-K for the Fiscal Year Ended March 31, 2005
		Filed June 8, 2005
		Form 8-K
		Filed October 27, 2005
		File No. 1-13449

Dear Mr. Belluzo,

      We have reviewed your response letter dated February 28,
2006
and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for the Fiscal Year Ended March 31, 2005

GAAP to Non-GAAP Reconciliation of Consolidated Statements of
Operations, pages 79 through 82

1. We have read your response to prior comment number 3 and note that you define "special charges" as non-recurring, infrequent and unusual items. Please explain to us how your presentation, included within this document that was filed with the Commission, complies with Item
10(e)(1)(ii)(B). In this regard, it is unclear to us why you believe it was appropriate to exclude these restructuring charges from your
GAAP results considering that similar charges appear to have been incurred within the two-year period contemplated by Item 10(e)(1)(ii)(B).

2. In view of the nature, content and format of your presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that presentation of a full non-GAAP Statement of
Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Mark Kronforst, Senior Staff Accountant at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

							Sincerely,


							Brad Skinner
						Accounting Branch Chief
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Richard E. Belluzo
Quantum Corporation
March 15, 2006
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